SECURITIES AND EXCHANGE COMMISSION,

WASHINGTON, D.C. 20549

SCHEDULE 13E-3

(Amendment No. 2)

(Rule 13e-100)

TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE SECURITIES

EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

OSG AMERICA L.P.

(Name of the Issuer)

OSG AMERICA L.P.

OSG AMERICA LLC

(Names of the Persons Filing Statement)

Common Units representing limited partner interests

(Title of Class of Securities)

671028 10 8

(CUSIP Number of Class of Securities)

James I. Edelson

General Counsel and Secretary

OSG America LLC

Two Harbour Place

302 Knights Run Avenue

Tampa, FL 33602

(813) 209-0600

(Name, Address and Telephone Numbers of Person Authorized to Receive
Notices and Communications on Behalf of the Person(s) Filing Statement)

with a copy to:

Robert A. Profusek, Esq.

Andrew M. Levine, Esq.

Jones Day

222 E. 41st Street

New York, NY 10017

(212) 326-3939

This statement is filed in connection with (check the appropriate box):

a.  ☐                     The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.  ☐                    The filing of a registration statement under the Securities Act of 1933.

c.  ☒                   A tender offer.

d.  ☐                    None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☐

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$71,791,676.50	$4,005.98

*                                         For purposes of calculating the fee only. This calculation assumes the purchase of all outstanding common units of OSG America L.P., other than common units owned by OSG Bulk Ships, Inc. and Overseas Shipholding Group, Inc., at a purchase price of $10.25 per common unit, the current tender offer price. As of November 5, 2009, there were 15,004,500 common units outstanding, of which 8,000,435 are owned by OSG Bulk Ships, Inc. and Overseas Shipholding Group, Inc. As a result, this calculation assumes the purchase of 7,004,066 common units.

**                                  Calculated pursuant to Rule 0-11 of the Securities Act of 1934, as amended, and Fee Rate Advisory No. 5 for fiscal year 2009 issued by the Securities and Exchange Commission on March 11, 2009. Such fee equals 0.00558% of the transaction value.

☒                                  Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$4,005.98
Filing Party:	Overseas Shipholding Group, Inc. and OSG Bulk Ships, Inc.
Form or Registration No.:	Schedule TO
Date Filed:	November 5, 2009

INTRODUCTION

This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the Rule 13e-3 Transaction Statement on Schedule 13E-3 initially filed with the Securities and Exchange Commission (the “SEC”) on November 5, 2009 (as amended or supplemented from time to time, including as amended by this Amendment No. 2, the “Schedule 13E-3”).

The Schedule 13E-3 is being filed by OSG America L.P., a Delaware limited partnership (the “Partnership”), the issuer of the common units representing limited partner interests (the “Units”) that are subject to the Rule 13e-3 transaction, and by OSG America LLC, the general partner of the Partnership (the “General Partner”).  The Partnership is the subject company.  The Schedule 13E-3 relates to the tender offer by OSG Bulk Ships, Inc., a New York corporation (“OSG Bulk”) and a wholly owned subsidiary of Overseas Shipholding Group, Inc., a Delaware corporation (“OSG” and, together with OSG Bulk, the “Bidder”), to purchase any and all Units validly tendered in response to the offer at a price of $10.25 per Unit, in cash, without interest (the “Offer Price”).  The tender offer is being made upon the terms and subject to the conditions set forth in the offer to purchase, dated November 5, 2009 (as amended or supplemented from time to time, the “Offer to Purchase”), and the related letter of transmittal (which, as may be amended or supplemented from time to time, together with the exhibits thereto, constitute the “Offer”), copies of which are filed as Exhibits (a)(1) and (a)(2) to the Schedule 13E-3.  The Offer is described in a Tender Offer Statement on Schedule TO and Schedule 13E-3 Transaction Statement (which, as amended or supplemented from time to time, together with the exhibits thereto, constitute the “Schedule TO”) filed by the Bidder with SEC on November 5, 2009.

The information contained in the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) filed by the Partnership with the SEC on November 5, 2009, as amended and supplemented by Amendment No. 1 and Amendment No. 2, copies of which are attached hereto as Exhibits (a)(3), (a)(11) and (a)(15), respectively, is incorporated by reference.

All references to subsections in the Items of the Schedule 13E-3 are to the subsection of the applicable Item in Regulation M-A. The cross references in the Schedule 13E-3 are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Schedule TO, Offer to Purchase and/or the Schedule 14D-9 of the information required to be included in response to the items of Schedule 13E-3.  The information contained in the Schedule TO and the Schedule 14D-9, including all exhibits and annexes thereto, is incorporated by reference herein, and the responses to each Item in the Schedule 13E-3 are qualified in their entirety by the information contained in the Schedule TO and Schedule 14D-9 and the exhibits and annexes thereto.  All information contained in the Schedule 13E-3 concerning the Partnership, the General Partner, OSG Bulk or OSG has been provided by such person and not by any other person.

The purpose of this Amendment No. 2 is to add the second amendment to the Schedule 14D-9 as an exhibit to the Schedule 13E-3 and to incorporate the information contained therein by reference to the Schedule 13E-3.

Except as otherwise set forth below, the information set forth in the Schedule 13E-3 remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment No. 2. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13E-3.

Item 16. Exhibits.

Item 16 is amended and supplemented by adding the following thereto:

(a)(15)	Amendment No. 2 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Partnership on December 2, 2009.

SIGNATURE

After due inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

OSG AMERICA L.P.

By: OSG America LLC, its general partner

	By:	/s/ JAMES G. DOLPHIN
Name: James G. Dolphin
Title: Director

OSG AMERICA LLC

	By:	/s/ JAMES G. DOLPHIN
Name: James G. Dolphin
Title: Director

Date: December 2, 2009